Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016

                                                               February 13, 2006

United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C.  20002

              Re: Amendment No. 8 to Form 10-SB (File No. 0-51168)
                  ------------------------------------------------

Ladies and Gentlemen:

      Set forth below are responses to the comments set forth in the last letter received from H. Christopher Owings, Assistant Director -- Division of Corporation Finance at the United States Securities and Exchange Commission (the "SEC"), to David Devine. Capitalized terms not otherwise defined herein shall have the same meanings herein as in the Amendment No. 8 to Form 10-SB filing (the "Amendment") accompanying this letter.

1. The Company confirms that the comparables referenced in the December 19, 2005 response letter are accurate. The Company has amended its December 31, 2004 and September 30, 2005 statements and MD&A. In addition, the table below provides additional revenue information for comparison including the DVD/Ancillary revenues from the Beethoven Lives Upstairs, Raffi and Shakespeare4Kids products that are included in revenue figures referenced in the Company's MD&A.

--------------------------------------------------------------------------------
Revenues              3mths 9/30/04  3mths 9/30/05  9mths 9/30/04  9mths 9/30/05
--------------------------------------------------------------------------------
Bailey' Billions         2,904,030                     2,904,030      2,952,356
--------------------------------------------------------------------------------
Comp/Invent/Art DVD
Ancillary Rev               84,217        145,769        259,515        404,060
--------------------------------------------------------------------------------
Comp/Invent/Art
Broadcast Rev               30,600        287,000        174,600
--------------------------------------------------------------------------------
Other (Beethoven/
Raffi/S4K/Misc Rev)          1,935          4,530         26,909         20,380
--------------------------------------------------------------------------------
Total                    2,990,182        180,899      3,477,454      3,551,396
--------------------------------------------------------------------------------

2. The Company has never produced reports that provided revenue and profit information, but rather only revenue for each of the Company's TV programs and films.

      The Company does not treat its products as separate segments and none of the Company's distribution and selling efforts are broken down into specific segments. The only reason the Company has showed revenue from Bailey's Billion$ separately was to explain a significant increase in revenue that occurs every time a new TV series or a movie is delivered.

      Accordingly there has been no change in the revenue information provided to the CDOM. Previous to showing the revenue from Bailey's Billion$ separately in the Company's financial statements as noted above (in 2004 and the first quarter of 2005) all information referring to separate revenue sources was included solely in the respective MD&As. During the course of preparing the Company's consolidated financial statements for inclusion in From 10-SB, the Company has received comments from the SEC requesting certain additional disclosure on its business segments and on review the Company has decided that reporting segmented revenues does not appropriately reflect that the Company carries on only one business. The Company will continue to provide revenue information in its periodic MD&A.

      Please direct any questions or comments you may have regarding the Amendment to the undersigned at (212) 592-1557 (Direct Dial), (212) 545.3322 (Direct Fax) or detna@herrick.com.

                                                     Very truly yours,

                                                     /s/ Daniel A. Etna
                                                     ------------------

cc: R. Mozer
    D. Devine